Exhibit 99.2

Independent Contractor Agreement

The parties to this Independent Contractor Agreement ("Agreement") are VelaTel Global Communications, Inc. ("VelaTel") and the undersigned individual performing services on behalf of VelaTel ("Independent Contractor"). VelaTel and Independent Contractor are each sometimes referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

RECITALS

The Parties desire for Independent Contractor to receive some or all compensation in the form of publicly traded Series A common stock of VelaTel registered pursuant to the United States Securities and Exchange Commission (“SEC”) Form S-8 (“Stock”). The proposed compensation arrangement in the form of Stock would create tax and accounting problems for both Parties if Independent Contractor were to act as an employee of VelaTel. The Parties desire to minimize these problems by characterizing the work performance relationship between VelaTel and Independent Contractor as that of independent contractor.

NOW, THEREFORE, the Parties, for good and valuable consideration, hereby agree as follows:

1.     The term of this Agreement shall be effective as of April 15, 2012 (“Effective Date”) and shall continue indefinitely, subject to termination by either party with or without cause upon one Party providing the other Party 30 days written notice of his/her election to terminate this Agreement.

2.     Independent Contractor shall hold the job title of CEO of VelaTel’s subsidiary Zapna, and shall perform job duties commensurate with that title (“Services”).

3.     Independent Contractor shall invoice VelaTel semi-monthly or monthly as requested by VelaTel for his or her Services at the rate of $10,000 per month, subject to a probationary period during the first 60 days during which compensation may be reduced, plus reimbursement of reasonable expenses incurred in performing such Services. Expense reimbursement shall be subject to approval and back-up support requirements by VelaTel’s accounting department.

4.     Any or all of Independent Contractor’s compensation may, at VelaTel’s option, be paid in the form of Stock. All Stock issued as compensation shall be issued at the closing sale price at which the Stock traded on the day of or immediately prior to the filing of an SEC Form S-8 to register the shares to be issued to Independent Contractor.

5.     Independent Contractor shall assume full responsibility for the payment of any taxes (or any other obligations or payments) that may be claimed as owed by any unit of government, as a result of compensation paid to Independent Contractor pursuant to this Agreement. This includes US income, Social Security, Medicare and self-employment taxes, as well as taxes imposed under Denmark law. Independent Contractor shall defend and indemnify VelaTel with regard to any such payments.

6.     The Parties intend Independent Contractor to act as an independent contractor in the performance of his or her Services to VelaTel. Independent Contractor shall have the right to control and determine the methods and means of performing the Services. Independent Contractor shall use his or her own expertise and judgment in performing the Services, recognizing that VelaTel is relying on Independent Contractor to consult, when appropriate, with other representatives of VelaTel and its subsidiaries.

7.     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to be one and the same agreement.

VelaTel Global Communications, Inc.

By /s/ George Alvarez

George Alvarez

Title: Chief Executive Officer

By: /s/ Hamad Raza

Hamad Raza